Exhibit 21.1

Subsidiaries of the Issuer

Name of Subsidiary	State of Organization
ThermoEnergy Environmental, LLC	New Jersey
ThermoEnergy Power Systems, LLC (85%)	Delaware
Babcock-Thermo Carbon Capture, LLC (42.5%)	Delaware
Cast Acquisition Corp.	Delaware
CASTion Corporation	Massachusetts